Altus Power, Inc.

2200 Atlantic Street, 6th Floor

Stamford, CT 06902

January 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Altus Power, Inc.

Registration Statement on Form S-3

File No. 333-269337

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Altus Power, Inc. hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on February 1, 2023, or as soon thereafter as possible.

If you have any questions, please call Katheryn A. Gettman, Esq. of Cozen O’Connor at (612) 260-9075. Thank you for your assistance.

Very truly yours,

ALTUS POWER, INC.

/s/ Gregg J. Felton
Gregg J. Felton, Co-Chief Executive Officer